UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INNOCAP, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45773A 107

(CUSIP Number)

154-09 146th Ave, Jamaica, NY 11434
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Sunandan Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		500,000,000(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		500,000,000(1)
WITH	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

500,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.28(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1.

Mr. Ray has voting and investment control over: (i) 196,394,100 shares of the Issuer’s Common Stock, $0.001 par value per share (the “Common Stock”); and (ii) 686,938 shares of the Company’s Series B Preferred stock (the “Series B Preferred”, and together with the Common Stock, the “Securities”). Each share of Series B Preferred is convertible into six thousand five hundred forty-seven shares of Common Stock of the Issuer. The Issuer is limited to 500,000,000 authorized shares of common stock. The number of shares beneficially owned only considers (i) 196,394,100 shares of Common Stock; and (ii) 25,965 Series B Preferred shares, which is the amount of Series B Preferred shares that can be converted up to the authorized number of common shares.

The Securities are owned by Mr. Ray via Frangipani Trade Services, Inc. (“Frangipani”), of which Mr. Ray is the principal and sole owner.

2.

Based upon (i) the combined total of 329,995,611 shares of the Issuer’s common stock issued and outstanding as of October 21, 2020; (ii) 196,424,100 shares of Common Stock owned by Mr. Ray; and (iii) 25,965 shares of the Company’s Series B Preferred stock convertible into 170,004,389 shares of Common Stock. The Company is limited to 500,000,000 authorized shares of common stock. The beneficial ownership percentage only considers the Series B Preferred shares that can be converted up to the authorized number of common stock of the Issuer.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), and shares of Series B Preferred Stock par value $0.001 per share (the “Series B Preferred”, and together with the Common Stock, the “Securities”), of Innocap, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 154-09 146th Ave, Jamaica, NY 11434.

Item 2 Identity and Background.

The Statement is being filed by Mr. Sunandan Ray (“Mr. Ray”). Mr. Ray’s present principal occupation or employment is serving as the Issuer’s Chief Executive Officer and as member of its Board of Directors. Mr. Ray is a United States citizen. The business address of Mr. Ray is 154-09 146th Ave, Jamaica, NY 11434.

During the last five years Mr. Ray has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Ray has voting and investment control over: (i) 196,424,100 shares of Common Stock; and (ii) 686,938 shares of Series B Preferred stock. Each share of Series B Preferred is convertible into six thousand five hundred forty-seven shares of Common Stock of the Issuer. The Issuer is limited to 500,000,000 authorized shares of common stock. Currently, Mr. Ray can convert up to 25,965 Series B Preferred shares, which is the amount of Series B Preferred shares that can be converted up to the authorized number of common shares.

Mr. Ray acquired the reported Securities as follows:

On October 8, 2020, the Company entered into an Acquisition Agreement and Plan of Merger (the “Agreement”), by and among the Company, Inno Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Unique Logistics Holdings, Inc., a privately-held Delaware corporation headquartered in New York (“Unique”), whereby the Merger Sub was merged with and into Unique, with Unique surviving as a wholly-owned subsidiary of the Company (the “Merger”).

As a result of the Merger, the Company acquired all of the outstanding capital stock of Unique in exchange for issuing Unique’s shareholders, pro-rata, an aggregate of 1,000,000 million shares of preferred stock of the Company. Pursuant to the Merger, as consideration for the outstanding capital stock of Unique held by Mr. Ray, the Company issued to Mr. Ray 716,938 shares of Series B Preferred Stock.

Immediately pursuant to the Merger, Mr. Ray converted 30,000 shares of Series B Preferred into 196,424,100 shares of Common Stock.

Item 4 Purpose of Transaction.

Mr. Ray does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a)As of the date hereof, Mr. Ray beneficially owns 500,000,000 shares of the Common Stock of the Company. Such amount represents 73.28% of the total of the issued and outstanding shares of the Company’s Common Stock as of the date hereof.

(b)Mr. Ray holds sole voting and dispositive power over the Securities.

(c)Other than disclosed above, there were no transactions by Mr. Ray in the Issuer’s Common Stock during the last 60 days.

(d)No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Ray.

(e)Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 6, 2020, in connection with the Merger, the Company filed a certificate of designation with the Nevada Secretary of State, designating a class of Series B Preferred stock (the “Certificate of Designation”), as further described below.

Series B Preferred

The Company has designated 870,000 shares of preferred stock as Series B Preferred Stock, $0.001 par value per share. The holders of Series B Preferred, subject to the rights of holders of shares of the Company’s Series A Preferred Stock which shares will be pari passu with the Series B Preferred in terms of liquidation preference and dividend rights, shall be entitled to receive, at their option, immediately prior an in preference to any distribution to the holders of the Company’s common stock. $0.001 par value per share and other junior securities, a liquidation preference equal to the stated value per share. Each share of Series B Preferred shall have a stated value equal to $0.001.

Holders of Series B Preferred will vote together with the holders of the Company’s Common Stock on an as converted basis on each matter submitted to a vote of holders of Common Stock. In addition, a majority of holders of Series B Preferred shares must provide an affirmative vote to (i) amend the Company’s Articles of Incorporation or bylaws in a way that would be adverse to the holders of the Company’s Series B Preferred, (ii) redeem or repurchase any capital stock of the Company, (iii) declare or pay dividends on any class of capital stock of the Company, or (iv) issue any securities in parity with (other than shares of Series B Preferred) or senior to the rights of the Series B Preferred with respect to distributions of assets upon liquidation, dissolution or winding up of the Company.

Each share of the Series B Preferred shall be convertible into fully paid and non-assessable shares of Common Stock at any time or from time to time at each Holder’s option, and each share of Series B Preferred shall be convertible into 6,546.47 shares of the Company’s common stock.

The foregoing descriptions of the Agreement and the Series B Preferred contain only a brief summary of the material terms and rights associated with the Agreement and the Series B Preferred, and such descriptions are qualified in their entirety by reference to the full text of the Agreement and the Certificate of Designation attached hereto as Exhibits 1 and 2, respectively.

Item 7 Material to be Filed as Exhibits.

Exhibit Number	Description
1	Agreement and Plan of Merger and Reorganization, dated October 8, 2020 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Innocap, Inc. on October 13, 2020).

2	Certificate of Designation of Series B Preferred of Innocap, Inc., dated October 7, 2020. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by Innocap, Inc. on October 13, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2020

/s/ Sunandan Ray
Sunandan Ray